FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month ended April 30, 2003

Vannessa Ventures Ltd.

Suite 1710, 1040 West Georgia Street Vancouver, British Columbia, Canada V6E 4H1

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F

Ö

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

Ö

FORM 6-K EXHIBIT INDEX
EXHIBIT
1.	Press Release - English
2.	Press Release - English
3.	Press Release - English
4.	Material Change Report

VANNESSA VENTURES LTD.

1710-1040 West Georgia Street

Vancouver, B.C., Canada V6E 4H1

Tel: 604-689-8927; Fax: 604-689-8907

E-mail: info@vannessa.com

Website: www.vannessa.com

SEC File: 12G3-2(b) #82-4473; 20-F 000-30462

TSX: VVV

OTC-BB: VNVNF

Berlin: VVT - WKN 914781

VANNESSA BREAKS NEW GROUND ON LEGAL FRONT

Supreme Court Admits Legal Action Against Crystallex/CVG Contract; Vannessa Responds to Las Cristinas Content in Crystallex News Releases

Vancouver,.B.C., April 8, 2003 - On March 27, 2003, the Supreme Court of Venezuela admitted MINCA's nullity action against the CVG /Crystallex contract. The admission of yet another action by the Supreme Court confirms Vannessa's legitimacy to defend its rights to the Las Cristinas and sends a strong signal that the validity of the CVG/Crystallex agreement will be subject to a court decision.

The rights to develop Las Cristinas are also subject to the outcome of a legal action now proceeding in the Supreme Court in which MINCA requests the court to reverse the unilateral cancellation of the CVG/MINCA contract by CVG.

These legal actions and others pending in the Supreme Court contrast sharply with the impression conveyed by recent press releases by Crystallex International Corporation that its rights to the Las Cristinas project are sufficiently confirmed to permit it to include future proven and probable gold reserves from Las Cristinas in its plans to reduce its hedge position.

Crystallex's reference to its agreement with CVG as definite may be interpreted that Crystallex possesses undisputable and unchallenged rights to develop the property.

The continuing omission from Crystallex press releases of court actions by MINCA, which, if successful, will restore the rights of MINCA to the Las Cristinas gold deposits make it difficult for Vannessa shareholders and interested parties to assess Vannessa's legitimate claim to the Las Cristinas.

The CVG/MINCA/Las Cristinas issue is also being investigated by the Comptroller Commission of the Venezuelan National Assembly, which has made public statements regarding irregularities in the Crystallex/CVG contract and its possible cancellation.

MINCA also requests that any possible conflicts arising out of the contract be resolved via arbitration as outlined in the CVG/MINCA agreement. The validity of the arbitration clause has already been confirmed by the Supreme Court as part of an earlier ruling which states that the Court concludes that "the parties mutually agreed to contractually select as dispute settlement mechanisms, first, the amicable approach, and then arbitration, which is guaranteed under Article 258 of the Constitution of the Bolivarian Republic of Venezuela.

In granting Crystallex the operating contract for Las Cristinas last September, CVG cited the authority granted to it by the Ministry of Energy and Mines (MEM) which in turn allegedly derived its authority from Presidential Decree 1757 which reserved Las Cristinas to the State. Presidential Decree 1757, too, is contested by MINCA on constitutional grounds and its validity subject to the outcome of yet another Supreme Court ruling.

MEM has been specifically prohibited by the Supreme Court from bestowing any new authorizations, contracts, concessions or permits with regard to mining or exploration activity in the Las Cristinas in connection with the Imataca Forest Reserve. In a ruling dated November 12, 1997, the Supreme Court ordered "the Minister of Energy and Mines refrains from granting claims, authorizations and any other acts linked to the mining exploration and exploitation activities, geological exploration and exploitation projects... until the Court issues a final pronouncement."

Until such time, MINCA is the only holder of Las Cristinas's environmental permit. MINCA secured its permits prior to the prohibition and is the only party exempt from this Supreme Court injunction. Existing environmental permits and mining license are issued to MINCA.

Vannessa Ventures continues to vigorously defend its mining and ownership interests in Venezuela and will take all necessary actions to secure and safeguard its interests. The latest admission by the Supreme Court of Venezeuela of yet another action by Vannessa is crucial step towards reasserting its ownership of Las Cristinas.

“MANFRED PESCHKE”
Manfred Peschke, President
VANNESSA VENTURES LTD.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

VANNESSA VENTURES LTD.

1710-1040 West Georgia Street

Vancouver, B.C., Canada V6E 4H1

Tel: 604-689-8927; Fax: 604-689-8907

E-mail: info@vannessa.com

Website: www.vannessa.com

SEC File: 12G3-2(b) #82-4473; 20-F 000-30462

TSX: VVV

OTC-BB: VNVNF

Berlin: VVT - WKN 914781

VANNESSA RESPONDS TO CRYSTALLEX NEWSRELEASE OF APRIL 11, 2003

April 15, 2003

Vannessa is working diligently towards clearing up the legal entanglements of the Las Cristinas Concession and is again forced to comment on statements released by Crystallex which give the impression that the issue of Las Cristina's "Operational Rights" is settled and final and that Crystallex has secured final and binding rights over the deposit.

The following Crystallex statement is quoted from their latest newsrelease:

"Crystallex International Corporation dismissed as self-serving the allegations contained in Vannessa Ventures April 8, 2003 press release. Crystallex's Mining Operation Contract is a final and binding agreement based on the authority and the laws of the Republic of Venezuela and is not open to discussion."

For your information, please review the following publication made by the courts ( after Crystallex objected to MINCA's court challenge against the validity of the CVG/Crystallex contract) in the Data Information Bank of the Supreme Court of Venezuela, Sala Politica Administrativa, on MARCH 27, 2003:

Dicisiones dictadas en:68.AA 40-a-2002-00/040: (Translation):

"It is hereby declared, that the application for inadmissibility presented by representatives of the company "Crystallex International Corporation" (CRYSTALLEX) will not proceed and consequently, the legal action is admitted, thus summoning the Corporacion Venezolana de Guyana in the person of its President, citizen Francisco Rangel Gomez and the company Crystallex International Corporation (CRYSTALLEX) in the person of its President, citizen Marc J. Oppenheimer. To serve the summons to the Corporacion Venezolana de Guyana (CVG), it was agreed to commission the First Tribunal of the District of Caroni in the Second Circuit of the Judicial Circonscripcion of Bolivar State."

The Crystallex newsrelease also states: "that the Republic of Venezuela fully supports Crystallex in regards to the Las Cristinas Mining Operation Contract". The company referes to support by the President of the CVG, who signed the Contract, and several members of congress who have traditionally supported Crystallex in its efforts to gain control of Las Cristinas.

Other members of congress however have taken offense to these earlier statements of support and have declared that those members are presenting there own, personal opinion and not the opinion of the Republic nor are they officially authorized to do so.

Quote from the Venezuelan Daily NUEVA PRENSA published on October 23 2002:

"Delegate Mora said, that the statement made by Deputy Luis Salas, president of the Mines and Energy Committee of the General Assembly, on the support offered Crystallex by this institution to develop and operate the gold mines of Las Cristinas in the State of Bolivar, was absolutely false.

"It was unanimously resolved in the National Assembly to reopen the case of Las Cristinas in two separate sessions, starting an investigation to establish why the contract with the previous holder of the contract had been terminated.

He also stated that the exploitation of the Las Cristinas could not be arbitrarily assigned, since it must be done through a bidding process.

For further information:

Phone Investors Relations,

Vannessa Ventures Ltd.

1-888-339-6339

“MANFRED PESCHKE”
Manfred Peschke, President
VANNESSA VENTURES LTD.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

VANNESSA VENTURES LTD.

1710-1040 West Georgia Street

Vancouver, B.C., Canada V6E 4H1

Tel: 604-689-8927; Fax: 604-689-8907

E-mail: info@vannessa.com

Website: www.vannessa.com

SEC File: 12G3-2(b) #82-4473; 20-F 000-30462

TSX: VVV

OTC-BB: VNVNF

Berlin: VVT - WKN 914781

VANNESSA ANNOUNCES $1.5 MILLION PRIVATE PLACEMENT

Vancouver, B.C. 04/30/03 - Vannessa Ventures Ltd. (VVV: TSX, OTC-BB: VNVNF, Berlin: VVT - WKN 914781) announces that the Company has negotiated a non-brokered private placement of 4.3 million Units of the Company at the price of $0.35 per Unit. Each unit consists of one common share and one warrant, each warrant entitling the holder to purchase one additional share of the Company at a price of $0.40 per share for a period of 24 months.

Proceeds from the private placement will be used for development expenditures relating to the Company's projects in Costa Rica, Guyana and Venezuela as well as for working capital.

"MANFRED PESCHKE"

Manfred Peschke, President

VANNESSA VENTURES LTD.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

MATERIAL CHANGE REPORT

FORM 53-901F –Under Section 85(1) of the Securities Act (British Columbia)

FORM 27 – Under Section 146(1) of the Securities Act (Alberta)

ITEM 1. REPORTING ISSUER

Vannessa Ventures Ltd.

Suite 1710, 1040 West Georgia Street

Vancouver, British Columbia

V6E 4H1

ITEM 2. DATE OF MATERIAL CHANGE

April 30, 2003

ITEM 3. PRESS RELEASE

Issued on April 30, 2003 from Vancouver, British Columbia.

ITEM 4. SUMMARY OF MATERIAL CHANGE

The Issuer has concluded negotiations for the private placement of 4,300,000 units of the

Issuer at the price of $0.35 per unit.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

The Issuer has concluded negotiations for the private placement of 4,300,000 units of the Issuer at the price of $0.35 per unit.

Each unit consists of one common share and a two-year warrant exercisable to acquire one common share at a price of $0.40 per share. There are no commissions or finder's fee payable on the financing. Closing of the financing is subject to the approval of the TSX Venture Exchange. Proceeds from the private placement will be used for development expenditures relating to the Issuer’s projects in Costa Rica, Guyana, Venezuela and for working capital.

This private placement is subject to acceptance by the securities regulatory authorities.  One of the Subscribers to the private placement is Coril Holdings Ltd., the control person of the Issuer. The independent directors of the Issuer have approved the subscription by Coril Holdings Ltd. The shareholding of Coril will increase from 21,257,776 shares to 24,157,776 shares as a result of the private placement, thereby increasing its percentage interest in the Issuer from 39% to 41%. Coril will also increase the number of warrants it is holding by 2,900,000. The value of this transaction is not greater than 25% of the Issuer's market capitalization.

ITEM 6. RELIANCE ON SECTION 85(2) OF THE SECURITIES ACT (BC)

RELIANCE ON SECTION 146(2) OF THE SECURITIES ACT (AB)

Not Applicable.

ITEM 7. OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.